UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 28, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2017 FIRST QUARTERLY REPORT

This announcement is made pursuant to the requirements under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the first quarter of 2017 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Hong Kong Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission (the “CSRC”) in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the first quarter of 2017 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this quarterly report does not contain false information, misleading statement or material omission, and accept joint and several responsibility for the correctness, accuracy and completeness of the information set out in this quarterly report.

All directors of the Company attended the meeting of the Board to consider this quarterly report.

Liu Shaoyong, the person-in-charge of the Company, Ma Xulun, the officer-in-charge of accounting of the Company, and Wu Yongliang, the officer-in-charge of the accounting department (accounting officer) of the Company hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

The financial statements in the first quarterly report of the Company are unaudited.

2.	MAIN FINANCIAL DATA AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Main financial data

	Unit: million Currency: RMB

			Increase/decrease
			as at the end
			of the reporting
	As at the		period compared
	end of the	As at the end	with the end
	reporting period	of last year	of last year
			(%)

Total assets	209,980	210,051	-0.03
Net assets attributable to shareholders of the listed company	50,120	47,186	6.22

	From the	From the	Increase/
	beginning of the	beginning of last	decrease
	year to the end	year to the end	compared
	of the reporting	of the reporting	with the same
	period	period last year	period last year
(%)

Net cash flows from operating activities	2,580	5,832	-55.76

		From the beginning
	From the beginning	of last year to	Increase/decrease
	of the year to	the end of the	compared with
	the end of the	reporting period	the same period
	reporting period	last year	last year
			(%)

Revenue	24,536	23,534	4.26
Net profit attributable to shareholders of the listed company	2,818	2,602	8.30
Net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss	1,168	2,468	-52.67
Weighted average return on net assets (%)	5.79	7.12 Decreased by 1.33 pts
Basic earnings per share (RMB/share)	0.1948	0.1982	-1.71
Diluted earnings per share (RMB/share)	0.1948	0.1982	-1.71

Non-recurring profit and loss and relevant amounts

Unit: million Currency: RMB

Amount for
Item	the period

Gains from disposal of long-term investments	1,766
Gains or losses from disposal of non-current assets	-1
Non-operating incomes and expenses other than the above	121
Effect on minority interests (net of tax)	-14
Effect on income tax	-222

Total	1,650

2.2	The total number of the Company’s shareholders and the shareholding of the 10 largest shareholders and the shareholding of the 10 largest holders of listed shares (or holders of shares without trading moratorium) as at the end of the reporting period

Unit: Shares

Total number of shareholders	303,415

	Shareholding of the 10 largest shareholders
			Number of
			shares with
	Shareholdings		trading	Pledged or locked-up
	as at the end		moratorium	Status of	Number of	Nature of
Name of shareholder (in full)	of the period	Proportion	held	shares	shares	shareholders
		(%)

China Eastern Air Holding Company (中國東方航空集團公司) (“CEA Holding”)	5,072,922,927	35.06	–	Nil	–	State-owned legal person

HKSCC NOMINEES LIMITED	4,182,183,289	28.91	–	Unknown	–	Overseas legal person

China National Aviation Fuel Holding Company (中國航空油料集團公司)	586,300,252	4.05	465,838,509	Nil	–	State-owned legal person

Delta Air Lines, Inc.	465,910,000	3.22	–	Unknown	–	Overseas legal person

Shanghai Licheng Information Technology Consulting Co., Ltd. ( 上海勵程信息技術諮詢有限公司)	465,838,509	3.22	465,838,509	Pledged	465,838,509	Domestic non- state-owned legal person

CES Finance Holding Co., Ltd. (東航金控有限責任公司) (“CES Finance”)	457,317,073	3.16	–	Nil	–	State-owned legal person

China Securities Finance Corporation Limited (中國證券金融股 有限公司)	339,744,816	2.35	–	Nil	–	State-owned legal person

China COSCO Shipping Corporation Limited (中國遠洋海運集團有限公司)	232,919,254	1.61	232,919,254	Nil	–	State-owned legal person

Central Huijin Asset Management Ltd. (中央匯金資 管理有限責任公司)	70,984,100	0.49	–	Nil	–	State-owned legal person

Shanghai Alliance Investment Limited (上海聯和投資有限公司)	65,615,429	0.45	–	Nil	–	State-owned legal person

	Shareholding of the 10 largest holders of shares without trading moratorium
	Number of listed
	shares without trading
Name of shareholder	moratorium held	Class and number of shares
		Class	Number

CEA Holding	5,072,922,927	RMB ordinary shares	5,072,922,927

HKSCC NOMINEES LIMITED	4,182,183,289	Overseas listed foreign shares	4,182,183,289

Delta Air Lines, Inc.	465,910,000	Overseas listed foreign shares	465,910,000

CES Finance	457,317,073	RMB ordinary shares	457,317,073

China Securities Finance Corporation Limited (中國證券金融股 有限公司)	339,744,816	RMB ordinary shares	339,744,816

China National Aviation Fuel Holding Company (中國航空油料集團公司)	120,461,743	RMB ordinary shares	120,461,743

Central Huijin Asset Management Ltd. (中央匯金資 管理有限責任公司)	70,984,100	RMB ordinary shares	70,984,100

Shanghai Alliance Investment Limited (上海聯和投資有限公司)	65,615,429	RMB ordinary shares	65,615,429

Industrial and Commercial Bank of China Limited – Harvest New Opportunity Flexible Allocation Mixed Launched Fund (中國工商銀行股 有限公司 – 嘉實新機遇靈活配置混合型 發起式證券投資基金 )	38,114,895	RMB ordinary shares	38,114,895

Bank of China Co., Ltd. – Huaxia New Economy Flexible Configuration of Mixed-type Securities Investment Fund 中國銀行股 有限公司 (–華夏新經濟靈活配置混合型 發起式證券投資基金 )	25,441,974	RMB ordinary shares	25,441,974

Description of connected relationship or activities in concert among the above shareholders	Among the 4,182,183,289 shares held by HKSCC NOMINEES LIMITED, 2,626,240,000 shares are held by CES Global Holdings (Hong Kong) Limited in the capacity of beneficial owner; China Eastern Air Holding Company owns 100% equity interest in CES Finance Holding Co., Ltd; CES Finance Holding Co., Ltd owns 100% equity interest in CES Global Holdings (Hong Kong) Limited; thus, China Eastern Air Holding Company indirectly owns 100% equity interests in CES Global Holdings (Hong Kong) Limited. The Company is not aware of any other connected relationship or activities in concert among the 10 largest holders of shares without trading moratorium.

2.3	The total number of the Company’s preference shareholders and the shareholding of the 10 largest preference shareholders and the shareholding of the 10 largest preference holders of shares without trading moratorium as at the end of the reporting period

Not applicable

3.	IMPORTANT MATTERS

3.1	Details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

	Change
	compared
	to the same
Item	period last year	Reason for the Change

Tax and surcharges	109.68%	Primarily due to relevant tax adjustments which were originally included in administrative expenses by the Company are now accounted for under “Tax and surcharges” in accordance with the “Notice on Issuing the Regulations on the Accounting Treatment of Value-added Tax” issued by the Ministry of Finance, PRC (Cai Kuai [2016] No. 22)

Investment income	5,848.39%	Primarily due to the investment income amounting to RMB1.754 billion from the completion of the transfer of the Company’s 100% equity interest in Eastern Air Logistics Co., Ltd. (“Eastern Logistics”) to Eastern Airlines Industry Investment Company Limited (“Eastern Airlines Industry Investment”), a wholly- owned subsidiary of CEA Holding, the controlling shareholder of the Company on 8 February 2017

Non-operating income	33.04%	Primarily due to the Company’s transfer of amount of settlement of vouchers for which settlement period has passed, into non-operating revenue during the reporting period

Refund of taxes	-49.16%	Primarily due to the decrease in the tax exemption and deduction in respect of value-added tax received by the Company during the reporting period

Cash received from disposal of investment	100%	Primarily due to the completion of the transfer of the Company’s 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment, a wholly- owned subsidiary of CEA Holding, the controlling shareholder of the Company on 8 February 2017

	Change
	compared
	to the same
Item	period last year	Reason for the Change

Cash received from borrowings	-60.03%	Primarily due to the repayment of some USD- denominated borrowings in the corresponding period of last year for improving the debt structure of the Company last year, and through financing via channels including issuance of super short-term commercial paper and obtaining bank borrowings

Cash paid for repayment of indebtedness	-74.40%	Primarily due to the repayment of some USD-denominated borrowings in the corresponding period of last year for improving the debt structure of the Company

	Change
	compared to
	the end of
Item	last year	Reason for the Change

Monetary capital	31.30%	Primarily due to retaining part of the deposits in USD for repaying USD borrowings in early April 2017 at the end of the reporting period with the aim of improving the Company’s debt structure

Short-term borrowings	32.22%	Primarily due to increase in short-term bank borrowings during the reporting period for satisfying the Company’s capital needs

Bills payable	42.77%	Primarily due to new adoption of settlement by way of bill of the Company for settlement with some suppliers during the reporting period

Settlement of vouchers	-33.83%	Primarily due to larger amount of sales in advance of carriage of the Company as at the end of 2016 due to earlier commencement of the Spring Festival in 2016 compared with in 2015

Staff remuneration payable	-41.09%	Primarily due to the payment of talent incentive bonuses for year 2016 during the reporting period

Undistributed profits	33.36%	Primarily due to the profit recorded during the reporting period and an increase in undistributed profit of the Company

3.2	Analysis of the progress of significant events and their effects and proposed solutions

(1)	On 29 November 2016, the resolution regarding “the entering into of the ‘Bellyhold Space Management Agreement” between the Company and China Cargo Airlines Co., Ltd. (“China Cargo Airlines”) and engaging in the transactions contemplated thereunder was considered and approved during the third ordinary meeting of the eighth session of the Board. It was agreed that the Company would enter into the ‘Bellyhold Space Management Agreement’ (“Management Agreement”) with its related party China Cargo Airlines and the Board agreed to the cap amount for 2017 to 2019 for the management fee in respect of bellyhold space cargo carriage to be paid to China Cargo Airlines. On 1 January 2017, the Company signed the Management Agreement with China Cargo Airlines. For details, please refer to the announcements published by the Company in China Securities Journal, Shanghai Securities News, Securities Daily and on the website of the Shanghai Stock Exchange at www.sse.com.cn on 4 January and 18 January 2017, respectively.

(2)	On 17 January 2017, the resolution regarding the provision by the Company of guarantee to some of its subsidiaries was considered and approved during the 2017 first regular meeting of the Board, pursuant to which it was agreed that the Company shall provide, within the period from the effective date of the resolution to 31 December 2017, guarantee in the total amount of up to RMB1 billion to four wholly-owned subsidiaries of the Company namely China United Airlines Co., Ltd, Shanghai Eastern Flight Training Co., Ltd., Eastern Business Airlines Service Co., Ltd. and China Eastern Airlines Technology Co., Ltd., or their respective wholly-owned subsidiaries. Where the subject obligations are denominated in foreign currencies, the amounts shall be translated to Renminbi at the exchange rates prevailing at the time of provision of the guarantee. The period of guarantee shall be the same as the period of subject obligations of the respective guaranteed parties and shall not exceed 10 years. For details, please refer to the announcement published by the Company in China Securities Journal, Shanghai Securities News, Securities Daily and on the website of the Shanghai Stock Exchange at www.sse.com.cn on 18 January 2017.

(3)	On 29 November 2016, the Company entered into the “Eastern Logistics Share Transfer Agreement” with Eastern Airlines Industry Investment, a wholly-owned subsidiary of CEA Holding, the controlling shareholder of the Company and transferred 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment. The above transaction was approved at the Company’s first extraordinary general meeting in 2017. As at 8 February 2017, the Company had transferred 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment and completed industrial and commercial registration. The shareholder of Eastern Logistics was changed from the Company to Eastern Airlines Industry Investment starting from 8 February 2017. For details, please refer to the announcement published by the Company in China Securities Journal, Shanghai Securities News, Securities Daily and on the website of the Shanghai Stock Exchange at www.sse.com.cn on 11 February 2017.

(4)	On 22 February 2017, the resolution regarding the change in senior management of the Company was considered and approved during the fourth ordinary meeting of the eighth session of the Board. It was agreed that Mr. Jiang Jiang shall be appointed as a vice president of the Company, with a term of office in line with the current session of the Board and Mr. Sun Youwen shall cease to be a vice president of the Company due to change of job assignment. For details, please refer to the announcement published by the Company in China Securities Journal, Shanghai Securities News, Securities Daily and on the website of the Shanghai Stock Exchange at www.sse.com.cn on 23 February 2017.

(5)	On 30 March 2017, the profit distribution proposal of the Company for the year 2016 was considered and approved during the 2017 second regular meeting of the Board, pursuant to which it was agreed that the Company shall distribute cash dividends of the Company for the year 2016, with the total amount to be distributed at approximately RMB708.9 million, calculated based on the Company’s current total share capital of 14,467,585,682 shares. The cash dividend of RMB0.049 per share (inclusive of tax) is payable to holders of A shares of the Company in Renminbi and to holders of H shares of the Company in Hong Kong Dollars. The above profit distribution proposal needs to be submitted to the 2016 annual general meeting (“AGM”) of the Company for consideration and approval. For details, please refer to the announcement published by the Company in China Securities Journal, Shanghai Securities News, Securities Daily and on the website of the Shanghai Stock Exchange at www.sse.com.cn on 31 March 2017.

(6)	On 30 March 2017, the resolution for appointment of auditors by the Company for the domestic and international financial reports of the Company for the year 2017 was considered and approved during the 2017 second regular meeting of the Board, pursuant to which it was agreed to appoint Ernst & Young Hua Ming LLP as the auditors for the 2017 domestic (A shares) financial report and 2017 United States (ADR) financial report of the Company, and appoint Ernst & Young as the auditors for the 2017 Hong Kong (H shares) financial report of the Company, and proposed to the general meeting of the Company to authorize the Board to determine the remuneration of the auditors in relation to their auditing services. The Board also considered and approved the proposal for the appointment of internal control auditors of the Company for the year 2017 and agreed to appoint Ernst & Young Hua Ming LLP as the Company’s internal control auditors for the year 2017, and proposed to the general meeting of the Company to authorize the Board to determine the remuneration of the auditors in relation to their internal control auditing services. The above matters of appointment of auditors need to be submitted to the 2016 AGM of the Company for consideration and approval. For details, please refer to the announcement published by the Company in China Securities Journal, Shanghai Securities News, Securities Daily and on the website of the Shanghai Stock Exchange at www.sse.com.cn on 31 March 2017.

(7)	On 27 April 2017, the resolution on “Amendments to Certain Articles of the Articles of Association” was considered and approved during the 2017 third regular meeting of the Board. The above resolution needs to be submitted to the 2016 AGM of the Company for consideration and approval. For details, please refer to the announcement to be published by the Company in China Securities Journal, Shanghai Securities News, Securities Daily and on the website of the Shanghai Stock Exchange at www.sse.com.cn on 28 April 2017.

(8)	On 27 April 2017, the resolution on “Amendments to Certain Rules of the Rules of Procedures for General Meeting of the Company” was considered and approved during the 2017 third regular meeting of the Board. The above resolution needs to be submitted to the 2016 AGM of the Company for consideration and approval. For details, please refer to the announcement to be published by the Company in China Securities Journal, Shanghai Securities News, Securities Daily and on the website of the Shanghai Stock Exchange at www.sse.com.cn on 28 April 2017.

3.3	The status of implementation of the matters undertaken by the Company and shareholders holding more than 5% interests

Whether the
undertaking
has been
					Whether there	strictly
					is an	implemented
Background of	Type of	Undertaking		Time and term of	implementation	in a timely
undertaking	undertaking	party	Content of undertaking	undertaking	period	manner

Undertaking in relation to refinancing	To resolve defects in land and other property ownership	China Eastern Air Holding Company	Due to historical reasons, some of the land and properties injected by China Eastern Air Holding Company into the Company had not yet been transferred to the name of the Company. With regard to 17 properties which are located in Guangzhou and Shenzhen (with an aggregate GFA of approximately 1,996.51 square meters), China Eastern Air Holding Company undertook that it shall, resolve defects in building ownership by completing procedures for transferring property ownership to the Company, or transferring the relevant gains to the Company upon external disposal within 3 years; and China Eastern Air Holding Company shall bear the corresponding obligations in relation to the losses caused to the Company as a result of the failure of China Eastern Air Holding Company in completing the relevant procedures for transferring the relevant property ownership in a timely manner.	Time of undertaking: June 2014; term of undertaking: from 27 June 2014 to 30 June 2017	Yes	Completed

Whether the
undertaking
has been
					Whether	strictly
					there is an	implemented
Background of	Type of	Undertaking		Time and term of	implementation	in a timely
undertaking	undertaking	party	Content of undertaking	undertaking	period	manner

	To resolve defects in land and other property ownership	China Eastern Air Holding Company	Due to historical reasons, some of the land and property injected by China Eastern Air Holding Company into the Company had not yet been transferred to the name of the Company. With regard to 76 properties which are located in the Eastern District of Shanghai Hongqiao Airport (the relevant land ownership of which has been transferred to the Company) (with an aggregate GFA of approximately 146,700 square meters), relevant construction procedures were not completed for the buildings due to historical reasons, and therefore it is currently difficult to carry out ownership transfer. As a result, China Eastern Air Holding Company undertook that it shall, strive for opportunity to develop in the Eastern District of Shanghai Hongqiao Airport, and resolve defects in relevant building ownership by completing relevant procedures for transferring building ownership to the Company in batches upon fulfillment of conditions or through land replacement, the expected final completion time of which is approximately 10 to 12 years. The progress of resolving the above defects in property ownership and its results are subject to the overall development policy of the Eastern District of Shanghai Hongqiao Airport and its progress of implementation. China Eastern Air Holding Company shall bear the corresponding obligations in relation to the losses caused to the Company as a result of the failure of China Eastern Air Holding Company in completing the relevant procedures for transferring the relevant property ownership in a timely manner.	Time of undertaking: June 2014; term of undertaking: from 27 June 2014 to 30 June 2026	Yes	Yes

Whether the
undertaking
has been
					Whether	strictly
					there is an	implemented
Background of	Type of	Undertaking		Time and term of	implementation	in a timely
undertaking	undertaking	party	Content of undertaking	undertaking	period	manner

Other undertaking	Trading moratorium of shares	China Eastern Air Holding Company/ CES Finance Holding Co., Ltd.	China Eastern Air Holding Company and CES Finance Holding Co., Ltd. undertook that they will not dispose of the 241,547,927 A shares and 457,317,073 A shares held by each of them, within 24 months from the lifting of the trading moratorium on 18 April 2016.	Time of undertaking: April 2016; term of undertaking: from 18 April 2016 to 17 April 2018	Yes	Yes

3.4	Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

Not applicable

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Liu Shaoyong
Chairman
Shanghai, the People’s Republic of China
27 April 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

4.	APPENDICES

4.1	Financial Statements

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2017

(RMB million)

	31 March	31 December	31 March	31 December
	2017	2016	2017	2016
Assets	Consolidated	Consolidated	Company	Company

Current assets
Monetary capital	2,282	1,738	1,775	1,002
Hedge instruments	32	11	35	11
Bills receivable	30	30	–	–
Trade receivables	2,245	2,630	5,566	6,305
Prepayments	2,630	2,762	2,196	2,166
Dividends receivable	57	73	57	73
Other receivables	4,078	4,213	12,354	12,882
Inventory	2,285	2,248	37	38
Assets classified as held for sale	–	–	–	–
Non-current assets due within one year	140	140	111	111
Other current assets	2,430	2,043	2,593	2,031

Total current assets	16,209	15,888	24,724	24,619

Non-current assets
Hedge instruments	–	137	–	137
Financial assets available for sale	687	645	612	570
Long-term equity investment	2,142	2,060	15,042	16,630
Investment properties	321	321	31	31
Fixed assets	148,598	150,751	97,131	97,264
Construction in progress	28,271	25,755	26,930	24,582
Intangible assets	2,084	2,418	1,392	1,404
Goodwill	9,028	9,028	9,028	9,028
Long-term deferred expenses	1,510	1,879	1,250	1,210
Deferred income tax assets	91	79	–	–
Other non-current assets	1,039	1,090	888	915

Total non-current assets	193,771	194,163	152,304	151,771

Total assets	209,980	210,051	177,028	176,390

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2017 (Cont’d)

(RMB million)

Liabilities and shareholders’ equity	31 March 2017 Consolidated	31 December 2016 Consolidated	31 March 2017 Company	31 December 2016 Company

Current liabilities
Short-term borrowings	13,200	9,983	12,326	9,245
Hedge instruments	–	11	–	11
Notes payable	1,599	1,120	1,579	1,107
Trade payables	10,651	10,811	11,637	11,827
Account collected in advance	1,143	966	858	708
Settlement of vouchers	5,080	7,677	4,927	7,294
Staff remuneration payable	2,371	4,025	1,360	1,993
Tax payable	1,951	1,810	1,020	885
Interest payable	834	932	636	691
Other payables	3,057	3,455	11,751	12,715
Non-current liabilities due within one year	9,726	10,289	5,938	6,216
Other current liabilities	19,000	17,000	19,000	17,000

Total current liabilities	68,612	68,079	71,032	69,692

Non-current liabilities
Long-term borrowings	9,668	10,604	5,278	5,747
Hedge instruments	–	47	–	47
Bonds payable	17,357	17,286	17,357	17,286
Long-term payables	55,960	58,514	36,417	37,546
Long-term staff remuneration payable	2,758	3,085	2,163	2,305
Special items payable	82	86	66	66
Deferred income tax liabilities	87	86	95	95
Other non-current liabilities	2,173	2,168	1,271	1,250

Total non-current liabilities	88,085	91,876	62,647	64,342

Total liabilities	156,697	159,955	133,679	134,034

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 31 March 2017 (Cont’d)

(RMB million)

Liabilities and shareholders’ equity	31 March 2017 Consolidated	31 December 2016 Consolidated	31 March 2017 Company	31 December 2016 Company

Shareholders’ equity
Share capital	14,467	14,467	14,467	14,467
Capital reserves	26,760	26,760	27,470	27,470
Other comprehensive income	(2,701)	(2,817)	(2,021)	(2,140)
Surplus reserves	328	328	328	328
Undistributed profits	11,266	8,448	3,105	2,231

Total equity attributable to shareholders of parent company	50,120	47,186	–	–

Minority interests	3,163	2,910	–	–

Total shareholders’ equity	53,283	50,096	43,349	42,356

Total liabilities and shareholders’ equity	209,980	210,051	177,028	176,390

The financial statements are signed by:

Person-in-charge of the Company: Liu Shaoyong

Officer-in-charge of accounting: Ma Xulun

Officer-in-charge of the accounting department: Wu Yongliang

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to March 2017

(RMB million)

	Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
	2017	2016	2017	2016
	Consolidated	Consolidated	Company	Company

Revenue	24,536	23,534	14,116	13,083
Less: Operating costs	21,484	18,528	12,774	10,333
Taxes and surcharges	65	31	11	4
Selling expenses	1,319	1,303	934	900
Administrative expenses	624	613	379	344
Finance expenses	507	631	431	557
Assets impairment loss	–	–	–	–
Add: Gains arising from changes in fair value	–	2	–	2
Investment gains	1,844	31	841	32

Operating profit/(loss)	2,381	2,461	428	979
Add: Non-operating income	1,228	923	739	407
Less: Non-operating expenses	4	3	2	1

Total profits	3,605	3,381	1,165	1,385
Less: Income tax expenses	621	550	291	125

Net profit	2,984	2,831	874	1,260

– Net profit attributable to shareholders of the parent company	2,818	2,602

– Minority interests	166	229

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to March 2017 (Cont’d)

(RMB million)

	Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
	2017	2016	2017	2016
	Consolidated	Consolidated	Company	Company

Other comprehensive income, net of tax
Other comprehensive income that cannot be reclassified into profit or loss in subsequent accounting periods:
Changes arising from re-measuring net assets or net liabilities of defined benefit plan	127	(16)	127	(11)

Other comprehensive income that will be reclassified into profit or loss in subsequent accounting periods:
Share of other comprehensive income of investees to be reclassified into profit and loss in subsequent accounting periods under the equity method when meeting the prescribed conditions	4	(5)	4	(5)

Fair value movements of available-for-sale financial assets	42	(3)	42	(3)

Effective portion of gains or losses from cash flow hedge instruments	(57)	(158)	(54)	(158)

Other comprehensive income, net of tax	116	(182)	119	(177)

Of which:
Other comprehensive income, net of tax, attributable to shareholders of the parent company	116	(182)

Other comprehensive income, net of tax, attributable to minority interests	–	–

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Period from January to March 2017 (Cont’d)

(RMB million)

	Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
	2017	2016	2017	2016
	Consolidated	Consolidated	Company	Company

Total comprehensive income	3,100	2,649	993	1,083

Of which:
Total comprehensive income attributable to shareholders of the parent company	2,934	2,420

Total comprehensive income attributable to minority interests	166	229

Earnings per share
Basis earnings per share (in RMB)	0.19	0.20

Diluted earnings per share (in RMB)	0.19	0.20

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to March 2017

(RMB million)

		Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
		2017	2016	2017	2016
		Consolidated	Consolidated	Company	Company

1.	Cash flow from operating activities
	Cash received from sales of goods and provision of labour services	25,384	24,257	13,017	12,568
	Refund of taxes	573	1,127	573	1,127
	Other cash received from operating activities	2,358	2,062	1,641	1,321

	Sub-total of cash inflow from operating activities	28,315	27,446	15,231	15,016

	Cash paid for purchase of goods and receiving of labour services	(16,867)	(14,361)	(9,061)	(9,194)
	Cash paid to and for employees	(5,681)	(4,587)	(2,639)	(2,557)
	Taxes paid	(931)	(738)	(608)	(395)
	Other cash paid for operating activities	(2,256)	(1,928)	(1,992)	(1,390)

	Sub-total of cash outflow from operating activities	(25,735)	(21,614)	(14,300)	(13,536)

	Net cash flows from operating activities	2,580	5,832	931	1,480

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to March 2017 (Cont’d)

(RMB million)

		Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
		2017	2016	2017	2016
		Consolidated	Consolidated	Company	Company

2.	Cash flow from investing activities
	Cash received from disposal of investment	2,444	–	2,433	–
	Investment income in cash	16	1	16	1
	Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	–	35	–	32
	Other cash received from investing activities	29	10	7	9

	Sub-total of cash inflow from investing activities	2,489	46	2,456	42

	Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	(5,324)	(5,635)	(4,897)	(3,294)
	Investments paid in cash	–	–	–	–
	Other cash paid for investing activities	–	–	–	–

	Sub-total of cash outflow from investing activities	(5,324)	(5,635)	(4,897)	(3,294)

	Net cash flow from investing activities	(2,835)	(5,589)	(2,441)	(3,252)

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Period from January to March 2017 (Cont’d)

(RMB million)

		Jan to Mar	Jan to Mar	Jan to Mar	Jan to Mar
		2017	2016	2017	2016
		Consolidated	Consolidated	Company	Company

3.	Cash flow from financing activities
	Proceeds received in cash from investments	–	–	–	–
	Cash received from borrowings	15,533	38,857	14,073	37,357
	Other cash received in relation to financing activities	–	441	–	–

	Sub-total of cash inflow from financing activities	15,533	39,298	14,073	37,357

	Cash paid for repayment of indebtedness	(11,115)	(43,420)	(9,238)	(39,922)
	Cash payments for distribution of dividends, profits expense	(998)	(803)	(730)	(577)
	Other cash paid for financing activities	(2,674)	(3,151)	(1,864)	(2,380)

	Sub-total of cash outflow from financing activities	(14,787)	(47,374)	(11,832)	(42,879)

	Net cash flow from financing activities	746	(8,076)	2,241	(5,522)

4.	Effect of changes in exchange rate on cash and cash equivalents	32	18	24	11

5.	Net (decrease)/increase in cash and cash equivalents	523	(7,815)	755	(7,283)
	Add: Balance of cash and cash equivalents at the beginning of the year	1,695	9,115	976	8,042

6.	Balance of cash and cash equivalents at the end of the period	2,218	1,300	1,731	759

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